UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 6, 2015, the Board of Directors (the “Board”) of Navigator Holdings Ltd. (the “Company”), approved the appointment of Paul Flaherty as Director of Fleet & Technical Operations, effective as of December 1, 2014. Prior to this appointment, Mr. Flaherty spent 17 years with BP Shipping Ltd. as a Fleet and Technical Manager for both Oil and Gas vessels. In addition, the Board approved the appointment of Tommy Hjalmas as Director of Newbuilds and Special Projects, effective as of December 31, 2014. Mr. Hjalmas previously served as the Chief Operating Officer of the Company.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on January 6, 2015: Navigator Holdings Ltd. Announces Addition to its Management Team.

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd. dated January 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: January 6, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer